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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46139



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 0 2 2005 179 SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coast Asset Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Colorado Avenue, Suite 100 East Tower
(No. and Street)

Santa Monica	CA	90404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Guimera **(310) 576-3542**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

STATE OF CALIFORNIA }
COUNTY OF LOS ANGELES } S.S.

OATH ~~OR AFFIRMATION~~

I, CHRISTOPHER D. PETITT, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of COAST ASSET SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Before me on this 28th day of 2005, Personally known to me to be the person who appeared before me.

JANET LYNN MAJICK
Commission # 1468738
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2008

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coast Asset Securities, LLC

Audited Financial Statements
and Supplementary Information

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Coast Asset Securities, LLC

We have audited the accompanying statement of financial condition of Coast Asset Securities, LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Asset Securities, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2005

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 4,297,209
Government security pledged as collateral	503,510
Securities owned, at market value	5,494,698
Interest receivable	18,774
Other	6,808
Total assets	$ 10,320,999
Liabilities and members' equity	
Securities sold not yet purchased, at market value	$ 3,280,835
Interest payable	19,354
Dividend payable on securities sold, not yet purchased	5,854
Borrowing from related party	1,500,000
Payable to related parties	629,143
Accrued expenses	19,131
	5,454,317
Members' equity	4,866,682
Total liabilities and members' equity	$ 10,320,999

See accompanying notes.

Coast Asset Securities, LLC

Statement of Operations

Year ended December 31, 2004

Revenues:	
Commissions	$ 72,544
Interest	88,515
	161,059
Expenses:	
Interest	39,383
Dividend on securities sold, not yet purchased	5,854
Other employee compensation and benefits	1,159,564
Overhead allocation from affiliated party	161,824
Professional fees	69,627
Commissions	19,683
Consulting	3,759
Travel and entertainment	7,429
Regulatory fees	20,506
Other expenses	94,243
	1,581,872
Net realized gain on investments	166,389
Net change in unrealized appreciation on investments	2,836
Net realized and unrealized gain on investments	169,225
Net loss	$ (1,251,588)

See accompanying notes.

Coast Asset Securities, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2004

Members' equity, beginning of year	$ 118,269
Net loss	(1,251,587)
Capital transactions:	
Subscriptions	9,443,158
Redemptions	(3,443,158)
Members' equity, end of year	$ 4,866,682

See accompanying notes.

Coast Asset Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2004

Operating activities	
Net loss	$ (1,251,587)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Government security	(503,510)
Securities owned	(5,494,698)
Interest receivable	(18,774)
Other assets	(6,808)
Securities sold, not yet purchased	3,280,835
Interest payable	19,354
Dividend payable	5,854
Accounts payable and accrued expenses	14,931
Payables to related parties	631,362
Net cash used by operating activities	(3,323,041)
Financing activities	
Borrowing from related party	1,500,000
Subscriptions	9,443,158
Redemptions	(3,443,158)
	7,500,000
Net increase in cash	4,176,959
Cash and cash equivalents at beginning of year	120,250
Cash and cash equivalents at end of year	$ 4,297,209
Supplemental disclosure of cash flow information:	
Interest paid	$ 20,029

See accompanying notes.

Coast Asset Securities, LLC

Notes to Financial Statements

December 31, 2004

1. Organization

Coast Asset Securities, LLC (a Delaware limited liability company) (the Company), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's only activities relate to acting as a selling agent for investment company, private placement and direct participation program securities. In addition, the Company is a registered Introducing Broker (IB) with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company receives commissions for the trade of securities. All amounts of sales commissions, revenue and expense are recorded on a gross basis in the accompanying statement of operations.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Securities and options transactions are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on an average-cost basis.

Marketable securities, which are listed on a national securities exchange or the "NASDAQ" system, or trade over-the-counter, are valued at their last sales prices on the valuation date or, if no sales occurred on such day, at the "bid" price on such day if held "long" and the "asked" price if held "short" by the Company. If the valuation date is not a trading day, the securities are valued as of the last trading date preceding the valuation. Unrealized gains and losses on open positions are included in income.

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

2. Significant Accounting Policies (continued)

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less. These funds are essentially restricted to the extent that they serve as margin deposits for securities sold, not yet purchased.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

3. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the Company) at the later delivery date. As a result, these short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount recorded in the accompanying statement of assets and liabilities.

4. Related Party Transactions

Borrowing from related party in the amount of $1,500,000 represents amount owed to another affiliate owned by the Members with respect to the Company's trading activities. The Company has agreed to repay this amount to the affiliate on demand at an interest rate of three-month U.S. Treasury bill discount rate plus 2% per annum of the outstanding balance. Interest related to the borrowing for the year ended December 31, 2004, was $16,736, and is included in the interest payable in the accompanying statement of financial condition.

The Company borrows cash from affiliate companies for expense payments. At December 31, 2004, payable to related parties totaled $629,143 and was included in the statement of financial condition.

5. Income Taxes

The Company is generally not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income or loss on their individual tax returns.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Company as of December 31, 2004, is as follows:

Net capital	$ 2,866,682
Required net capital	137,654
Excess net capital	$ 2,729,028
Ratio of aggregate indebtedness to net capital	0.76 to 1

Supplementary Information

Coast Asset Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital	
Total members' equity from statement of financial condition	$ 4,866,682
Haircuts on securities	(2,000,000)
Net capital	$ 2,866,682
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 137,654
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 137,654
Excess net capital	$ 2,729,028
Computation of aggregate indebtedness	
Total aggregate indebtedness included in statement of financial condition	$ 2,173,482
Ratio of aggregate indebtedness to net capital	0.76

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

See accompanying notes.

Schedule II

Coast Asset Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2004

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
Coast Asset Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Coast Asset Securities, LLC (a Delaware Limited Liability Company) (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2005